FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November 2006

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 2760 – 200 Granville Street,

Vancouver, BC

V6C 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

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INEXUS BIOTECHNOLOGY INC.

 Trading Symbol: IXS

 OTCBB: IXSBF

No. 06-013

November 28, 2006

 Grant of Incentive Stock Options

The Company has, effective November 28, 2006, granted incentive stock options to purchase an aggregate of 1,213,579 common shares without par value in the capital of the Company to certain persons who are either a director, officer, employee or consultant of the Company.  The stock options will be exercisable for a period of 5 years expiring on November 27, 2011 at a price of $0.56 per common share.

The Options will vest equally on a quarterly basis, over a period of 18 months, or will vest immediately in the event of a change of control of the Company or (at the discretion of the Board of Directors) takeover bid, subject to the approval of the TSX Venture Exchange.

The granting of the foregoing incentive stock options is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“Jeffrey Morhet”

____________________________

JEFFREY MORHET

President/CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

013 MC&NR ANN SOP Grants Final